EXHIBIT 99.1

MAG Silver Reports Second Quarter Financial Results

VANCOUVER, British Columbia, Aug. 12, 2020 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or the “Company”) announces the Company’s unaudited financial results for the three and six months ended June 30, 2020.  For details of the unaudited condensed interim consolidated financial statements and Management's Discussion and Analysis for the three and six months ended June 30, 2020, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

All amounts herein are reported in $000s of United States dollars (“US$”) unless otherwise specified.

HIGHLIGHTS – JUNE 30, 2020 & EVENTS SUBSEQUENT TO THE QUARTER END

  Mexican Government national COVID-19 Order announced in April resulting in a temporary suspension through May 30, 2020 of surface exploration and construction work at the Juanicipio Project and reduced underground operations.

  Phased Juanicipio Project restart commenced June 1, 2020 with the overall development timetable unchanged, according to the operator Fresnillo plc (“Fresnillo”):
    Underground mine production expected to commence soon, ahead of schedule with anticipated processing of 16,000 tonnes per month of mineralized material through the Fresnillo plant until the Juanicipio plant is commissioned;
      8,858 tonnes of mineralized material successfully processed at the Fresnillo plant on a test basis in early August 2020;
    Juanicipio plant expected to commence commissioning in mid-2021 and reach 85% of its 4,000 tonnes per day(“tpd”) nameplate capacity by year end 2021.
    Production ramp-up anticipated to be sooner than previous guidance, due to the de-risking of Juanicipio’s metallurgical performance by virtue of campaign processing the mineralized material through the Fresnillo plant; and,
      Estimated initial capital of $440,000 (on a 100% basis) as of January 1, 2018, will be reduced by:
        Development expenditures incurred since then to June 30, 2020 of approximately $172,695 (the Company therefore estimates approximately $267,305 of remaining initial capital on a 100% basis as at June 30, 2020);
        Existing cash held in Minera Juanicipio as at June 30, 2020 ($35,337); and,
        Expected cashflow generated from mineralized material being processed through the Fresnillo plant up until the Juanicipio plan is commissioned in mid-2021.
  Detailed engineering is near completion and earthmoving and foundation construction for the 4,000 tpd beneficiation plant is advancing well.

  Underground development at Juanicipio now approaching 30 kilometres (“km”) (or 18.75 miles) and is focused on both the three sub-vertical ramps that descend alongside the mineralization and the conveyor ramp that ascends to the surface at plant site.

  Assays from a 33,864 metre, 28-hole 2019 exploration program were released March 3, 2020 (see Press Release of same date), with the following highlights:
    Confirms and expands the continuous wide, high-grade mineralization in the Valdecañas Deep Zone;
    Confirms and expands the wide, high-grade zones in the Anticipada Vein;
    Confirms and expands the Venadas vein to the south with strong silver and gold grades; and
    Discovers the new northeast-trending Valentina and Venadas II veins through drilling and development.

  On April 30, 2020, the Company closed a non-brokered private placement offering and issued 4,528,302 common shares at C$13.25 for gross proceeds of C$60,000,002 ($43,134) to Mr. Eric Sprott, through 2176423 Ontario Ltd., a corporation beneficially controlled by him.

  MAG held cash and cash equivalents as at June 30, 2020 (before the below noted ATM Program) of $87,108 while Minera Juanicipio had cash on a 100% basis of $35,337 as at June 30, 2020.

  On June 29, 2020, the Company established an at-the-market equity program (the “ATM Program”) and subsequent to June 30, 2020 and as at August 10, 2020, the Company has sold and issued 2,305,463 common shares under the ATM Program at an average price of $16.16 per share, for gross and net proceeds of $37,264 and $36,239 respectively.

“We continue to work carefully at the Juanicipio Project, respecting social distancing and maintaining very high levels of hygiene” said George Paspalas, President and CEO.  “Construction of the flotation plant at Juanicipio is back to 100%, and we are making good progress. We processed approximately 8,800 tonnes of Juanicipio mineralized material through the Fresnillo plant in early August as an initial test, and are expecting processing of 2 days per month, representing a major milestone for the project and early cash flow to the Joint Venture.”

COVID-19 – Juanicipio Project

In April 2020 in response to the COVID-19 virus outbreak, the Mexican Government ordered a temporary suspension of all “non-essential” operations nationwide in Mexico, including mining operations, until May 30, 2020. Fresnillo, the Juanicipio Project operator, was in regular consultation with Mexican Government officials to ensure Minera Juanicipio’s compliance with the Order. Fresnillo advised the Company that while the Order was in effect, underground development continued under government mandated hygiene protocols, and surface construction work and surface-based drilling were both temporarily halted. All work has since resumed with a phased restart having commenced on June 1, 2020, and according to Fresnillo, the overall development timetable remains unchanged.

JUANICIPIO PROJECT UPDATE

In the quarter ended June 30, 2020, surface construction progress at Juanicipio was limited due to COVID-19 restrictions noted above. Nonetheless, as noted above Fresnillo, the Juanicipio Project operator has advised that the anticipated development timetable currently remains unchanged with the Juanicipio processing plant expected to be commissioned in mid-2021. Once work resumed in June, earthmoving and foundation pouring continued for the construction of the processing plant. A large portion of the concrete works, structural steel sections and process pipe spools are being fabricated off-site in controlled workshop conditions. These are now arriving on site and are being placed directly into position.  As well, a number of specialized consulting firms have been engaged to conduct all aspects of the detailed design of the tailings dam.

Total underground development to date is now approaching 30 km (18.75 miles), including 4.4 km completed in the first half of 2020.  The first cross-cuts through the vein have been made from the easternmost footwall ramp, exposing well-mineralized vein.  Initial development indicates that the grade and width of the mineralization are in line with previous estimates. Mineralized material from underground development workings has been stockpiled during the past year and is now available for processing through the Fresnillo processing facility until the Juanicipio plant is commissioned in mid-2021. In early August 2020, 8,858 tonnes of mineralized stockpiled material was successfully processed at the Fresnillo plant on a test basis.  The mineralized material is expected to be processed at an average rate of 16,000 tonnes per month at the Fresnillo plant, which has spare capacity.  In addition to this mineralized material from development, the first production stope is expected to be ready for mining in Q3-2020.  As such, by bringing forward the start-up of the underground mine and processing the mineralized material, MAG and Fresnillo are looking to secure several positive outcomes for the Juanicipio Project:

  generating some cash-flow from production to offset some of the cash requirements of the initial project capital;
  de-risking the metallurgical process through a better understanding of the mineralization;
  increased certainty around the geological block model prior to start-up of the processing plant; and, allowing a quicker and more certain ramp-up to the nameplate 4,000 tonnes per day plant design.

The Juanicipio plant is now expected to reach 85% name plate capacity by the end of 2021 and 90-95% in 2022. In the 2017 PEA, ramp-up to full production was originally envisioned over 3 years after commissioning of processing plant, the equivalent of 2024.

With detailed engineering almost complete, major equipment purchases completed and delivered to site, and several significant construction contracts awarded or under review, Fresnillo and MAG announced an update to the initial capex required for the project in the previous quarter (see Press Release dated February 24, 2020).  The capex or pre-operative capital cost on a 100% basis of $395,000 from January 1, 2018  was revised to $440,000 from January 1, 2018, to reflect additional expenditures incurred by Minera Juanicipio on the underground development and bringing forward the full construction costs for two large life-of-mine ventilation shafts, as well as some sustaining capital to facilitate the early underground mine start.

The capex expended from January 1, 2018 to June 30, 2020 is approximately $172,695 leaving an estimated $267,305 of remaining initial capital (MAG’s 44% estimated remaining share is $117,614 as at June 30, 2020).  This funding requirement would be reduced by both: existing cash held in Minera Juanicipio as at June 30, 2020 ($35,337); and, expected cash flows generated from mineralized rock sold and processed through the Fresnillo processing plant referenced above.

On the exploration front, MAG and Fresnillo, as shareholders of Minera Juanicipio, both acknowledge that there is considerable further exploration opportunity in the concession license area as most of it remains unexplored.  Exploration drilling in recent years has been primarily designed to both convert the Inferred Mineral Resources included in the Deep Zone into Indicated Mineral Resources, and to further trace the Deep Zone laterally and to depth. The 2019 exploration program also targeted the newly discovered north-south trending Venadas Vein family, and additional prospective targets are expected to be drilled this year.

There are currently 5 drill rigs turning on the property, all designed to further expand and infill the Deep Zone.

FINANCING AND THE ATM PROGRAM

On April 30, 2020, the Company closed a non-brokered private placement offering and issued 4,528,302 common shares at C$13.25 for gross proceeds of C$60,000,002 ($43,134) to Mr. Eric Sprott, through 2176423 Ontario Ltd., a corporation beneficially controlled by him.

On June 29, 2020, the Company established an at-the-market equity program (the “ATM Program”) whereby the Company is permitted to issue up to an aggregate of $50 million worth of common shares from treasury at prevailing market prices to the public through the NYSE American or any other marketplace on which the common shares are listed, quoted or otherwise traded in the United States. The volume and timing of distributions under the ATM Program is determined at the Company’s sole discretion, subject to applicable regulatory limitations.  The ATM Program is effective until June 2022, unless terminated prior to such date by the Company. Subsequent to June 30, 2020 and as at August 10, 2020, the Company has sold and issued 2,305,463 common shares under the ATM Program at an average price of $16.16 per share, for gross and net proceeds of $37,264 and $36,239 respectively. The remaining availability under the ATM Program is now $12,736, which MAG may utilize at its sole discretion.

FINANCIAL RESULTS – THREE AND SIX MONTHS ENDED JUNE 30, 2020

As at June 30, 2020, MAG had working capital of $87,682 (June 30, 2019: $114,326) including cash and cash equivalents of $87,108 (June 30, 2019: $113,833) and MAG has no long-term debt.  As well, as at June 30, 2020 Minera Juanicipio had a cash balance of $35,337 (MAG’s attributable 44% share $15,548).  The Company makes capital contributions through cash advances to Minera Juanicipio as ‘cash called’ by the operator Fresnillo, based on approved joint venture budgets. In the three and six months ended June 30, 2020, the Company funded advances to Minera Juanicipio, which combined with MAG’s Juanicipio expenditures on its own account, totaled $23,284 and $23,456 respectively (June 30, 2019: $15,375 and $15,456 respectively).

The Company’s net income for the three months ended June 30, 2020 amounted to $1,297 and net loss for the six months ended June 30, 2020 amounted to $13,601 or $0.01/share and $(0.15)/share respectively (June 30, 2019: $961 and $1,403 net loss respectively or $(0.01)/share and $(0.02)/share respectively). The Company recorded a deferred income tax benefit of $2,516 for the three months ended June 30, 2020 and a deferred income tax expense of $6,178 for the six months ended June 30, 2020  (June 30, 2019: $249 and $568 deferred income tax benefit respectively), the latter driven primarily by the non-cash devaluation of certain tax assets denominated in Mexican Pesos, as the Mexican Peso devalued significantly against the US dollar in the first six months of the year (from 18.87 Pesos/US$ on December 31, 2019 to 23.13 on June 30, 2020).

Share based payment expense (a non-cash item) recorded in the three and six months ended June 30, 2020 amounted to $1,230 and $1,708 respectively (June 30, 2019: $1,284 and $1,508 respectively) and is determined based on the fair value of equity incentives granted and vesting in the period. In the three and six months ended June 30, 2020, the Company earned interest income on its cash and cash equivalents of $110 and $384 respectively (June 30, 2019: $782 and $1,626 respectively). The Company recorded a 44% equity income pick up of $1,189 and equity loss pick up of $3,498 respectively in the three and six months ended June 30, 2020 from Minera Juanicipio (June 30, 2019: $480 and $762 equity income pick up respectively). The equity loss pick-up from Minera Juanicipio relates to the Company’s 44% share of a foreign exchange loss and a deferred income tax expense, which was partially offset by interest income earned within Minera Juanicipio.

About MAG Silver Corp.

MAG Silver Corp. is a Canadian advanced stage development and exploration company focused on becoming a top-tier primary silver mining company, by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed in a joint venture with Fresnillo (56%). The Juanicipio Project is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp.  The Juanicipio Joint Venture is currently constructing and developing the surface and underground infrastructure on the property to support a 4,000 tonnes per day mining operation, with the operational expertise of Fresnillo, the project operator.  As well, an expanded exploration program is in place at Juanicipio with multiple highly prospective targets across the property.

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, VP Investor Relations and Communications

Phone:	(604) 630-1399	Website:	www.magsilver.com
Toll Free:	(866) 630-1399	Email:	info@magsilver.com

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions; the use of the net proceeds from the private placement is subject to change; political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov LEI: 254900LGL904N7F3EL14